UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-176592 and 333-176592-08

___________________________________
PRETIUM PACKAGING, L.L.C.
PRETIUM FINANCE, INC.
(Exact name of registrant as specified in its charter)
_____________________________________

15450 South Outer Forty Drive
Chesterfield, Missouri, 63017
(314) 727-8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.5% Senior Secured Notes due 2016
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)	X

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date:     None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRETIUM PACKAGING, L.L.C.

Date:	June 6, 2014	By:	/s/ Robert A. Robison
Robert A. Robison
Vice President, Chief Financial Officer

PRETIUM FINANCE, INC.

Date:	June 6, 2014	By:	/s/ Robert A. Robison
Robert A. Robison
Treasurer